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                                                                    Exhibit 99.1

                   Certification pursuant to 18 U.S.C. Section
                 1350, as adopted pursuant to Section 906 of the
                           Sarbanes-Oxley Act of 2002.




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                                                                    Exhibit 99.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                       AS ADOPTED PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of ECI Telecom Ltd. (the "Company") for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2 The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                                   /s/ Doron Inbar
                                                   -----------------------------
                                            Name:  Doron Inbar
                                            Title: President and Chief Executive
                                                   Officer

                                                   /s/ Giora Bitan
                                                   -----------------------------
                                            Name:  Giora Bitan
                                            Title: Executive Vice President and
                                                   Chief Financial Officer
Date: June 30, 2003

A signed copy of this written statement required by Section 906 has been provided to ECI Telecom Ltd. and will be retained by ECI Telecom Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.